FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823



July 2, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

July 2, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that The Sheridan Platinum Group Limited has acquired, through staking, approximately 65,000 acres of prospective ground within the Havre St. Pierre Anorthosite, in addition to the original 3,200 acre Mingan discovery property optioned to Fancamp Exploration Ltd. These properties comprise 21 separate blocks, four of which have known occurrences of massive hemoilmenite. These additional properties have been included as part of the original agreement between Fancamp and Sheridan Platinum, whereby Fancamp may earn a 50% interest in all of these properties by spending the stipulated $500,000 over two years. It is Fancamp's intention to carry out reconnaissance prospecting on these properties to identify further potentially economic hemoilmenite occurrences.

The Havre St. Pierre Anorthosite Massif is host to the world class Rio Tinto (QIT) iron titanium mining operation, and is distinctive in the abundance of these elements within its boundaries. The Massif has a rectangular shape, parallel to the shore of the Gulf of St. Lawrence, and measures some 45 miles (72 km) east west, and 28 miles (45 km) north south. The new properties are concentrated in its eastern sector (17 blocks) where the QIT mining operation is located; the Mingan discovery property lies in the central and western sector of the Massif.

Drilling is set to resume on the Mingan discovery on about July 10, 2003.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172